ChangeRoots, Inc

Technology | Social Impact | Politics | B2C | App

The app to incentivize politicians to do better with micro-donations

CHANGEROOTS.COM WASHINGTON DISTRICT OF COLUMBIA



Younger generations outvoted Boomer and prior generations in 2018
Reported votes cast in midterm elections, in millions
90 million
80
70
60
50
40
30
20
10
0
69.6
Boomer and prior generations
Gen Z, Millennial and Gen X
'78 '82 '86 '90 '94 '98 '02 '06 '10 '14 '18
PEW RESEARCH CENTER



Our mission is to create an engaged donor base motivated to end toxic partisanship and elect public leaders who represent the needs of their community and pass resilient solutions to our most dire challenges. We believe by mobilizing microdonations and removing bias from the political conversation, we can accelerate this reality.

Jake Sandler CEO @ ChangeRoots, Inc

Why you may want to support us...

1. Impact: Donations to political campaigns are the most effective way to motivate politicians
2. Timing: 18 to 34-year-olds desire effective civic engagement at an all-time high
3. Traction: 3,600+ people downloaded the app in just 3 months with limited marketing
4. ROI: At scale, we hope (not guarantee) ChangeRoots will be $100+ million rev. company with $50 million in profit
5. Founder Commitment: Cofounders have invested more than $950K of their own money
6. Successful Entrepreneurs: Cofounders previously built a startup to $20+ million annual revenue

Why investors ❤ us

WE'VE RAISED $977,774 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Jake Sandler

CEO

Grew fintech startup to $20M+ annual revenue. Consulted 30+ political campaigns. Worked for Senator Van Hollen.



Christian Cobb

Chief Creative Officer

Led a 300% increase in revenue as product manager B2B analytic product.



Sueah Kim

COO

Led operational integration of 3 fintech acquisitions. Financial industry lobbyist.



Julie Weber

Advisor

Ran largest grassroots campaign at SXSW. Grew leads for fintech by 200%. Shifted market share for global hotel brand by 2 points.



Neil Shah

Advisor

Founded Aspire Company (acquired by Raffa). First product manager at Everfi.



Zach Boyte

Advisor

Led growth at Toptal, $100MM+ ARR company. Growth manager at Google.

In the news

AMERICANINNO

The ChangeRoots App is Democratizing Campaign Contributions

While Jake Sandler worked in political data analysis with a lobbyist, then on the Hill for U.S. Sen. Chris Van Hollen, he couldn't help but ignore the "myth alignment" between politicians and their voters, a system he said

December 3, 2018 @ americaninno.com

Why we created ChangeRoots

- Our vision at ChangeRoots is a world rooted in love, where we prioritize the wellbeing of all over party loyalty. Toxic partisanship is a tribal, zero-sum way of looking at the world that is breaking our democracy apart.


Toxic politics
is ripping
our country apart
ChangeRoots
JOBS
REVOLUTION IS HERE

Today, trust in government is at an all-time low. Contempt for the other party is at an all-time high. And legislative gridlock is the worst it's been in 40 years.

Throughout history, when democracy has been at the brink of collapse, leaders emerge who rise above the pettiness of the day to heal our nation. We need those leaders now more than ever.


We need leaders
who place our
wellbeing above
political loyalty
ChangeRoots

What is ChangeRoots?

ChangeRoots is the app that seeds the ground for this great leadership to emerge by changing the incentivize structure in politics. Our app empowers people to incentivize politicians to rise above, to find common ground and to pass legislation that improves our wellbeing.


ChangeRoots
The only app to ***incentivize politicians*** to put our well-being ahead of party loyalty with micro donations.
Feed

Why now?

The country and especially Gen Z is fed up with our broken parties and our broken politics. Tens of millions of young Americans are primed for something that gives them the power to shake up politics. Gen Z understands that money has power. That's why they use their wallets every day to make statements about their values.


Now is the time for a post partisan movement.
50%
Record #of young adults identified as politically independent
200M
Americans believe we can find common ground
Sources: More In Common
ChangeRoots


Large market opportunity.
Wings
Exhausted Majority
Wings
8% Progressive Activists
11% Traditional Liberals
26% Passive Liberals
15% Politically Disengaged
15% Moderates
19% Traditional Conservatives
6% Devoted Conservatives
200M TAM
Exhausted Majority
76M SAM
Exhausted Gen Z & Y
23M SOM
Likely adopters
ChangeRoots

How is ChangeRoots doing?

Our early traction shows that we're hitting the mark. It's been 3 months since we launched the app and our growth is strong.


People are downloading ChangeRoots every day.
(with almost no marketing)
3,500+
Total users
$9,000+
Total pledges
77%
Monthly growth
ChangeRoots

More than the numbers, the feedback has been tremendous. This is even before we've rolled out some of our most engaging features.


And, they love it.
"Revolutionary"
"Innovative, Brilliant"
"User friendly"
"Long overdue"
4.6 Avg. Rating on App Store
86 Reviews
ChangeRoots

How big can ChangeRoots get?

ChangeRoots is a purpose-driven business that has the potential to become highly profitable. We earn revenue from three proven business models - user tips, subscriptions and data.

GoFundMe earns over $100m per year from tips. And Headspace earns over $200m from 2m subscribers. We believe our data on what statements and issues motivate 18-35yr olds to donate is one of a kind.


ChangeRoots has massive revenue potential.
With two proven revenue streams
1 Donor tips
Comparable Model:
gofundme
$100m annual revenue
50 million donors
2 Premium Subscriptions
Comparable Model:
headspace
$200m annual revenue
2 million donors
$8.4b.
ChangeRoots Total Possible Annual Revenue
ChangeRoots

These are forward-looking figures that cannot be guaranteed.

Our early traction suggests that we will be able to achieve that much sought after 3:1 LTV: CAC ratio. (LTV = "lifetime value"; CAC="customer acquisition cost). This is driven by our layered revenue model and low customer acquisition costs.


Great unit economics at scale.
Cost per paying user $15
LTV Paying user $45
REVENUE PER USER
$15 per year for 3 years
$5 from tips
$6 from subscriptions
$4 from data
3:1
LTV:CAC
ChangeRoots

How will ChangeRoots use your investment?

We think this is your chance to get in on the ground floor of not just a successful consumer app with great prospects, but this is your chance to be part of laying the foundation for that post-partisan world, that world rooted in love that we've always dreamed of in our hearts, but never believed possible. That future starts now, we invite you to join us.


Your investment allows us to scale impact.
1 Product 35%
2 Growth 40%
3 Operations 10%
4 Content 15%
$500K
Investment
ChangeRoots

How the ChangeRoots App Works

How the app works is simple. We publish political statements on a daily feed, like a curated twitter. By tapping Keep It Up on a statement, users donate a minimum of $0.25 to that politician as a reward.


ChangeRoots users can reward politicians who bring us together.
Reward politicians by sending micro-donations to their campaign.
Keep It Up
Feed
ChangeRoots

Or a user can tap Do Better on a statement, sending a donation to a fund that goes to that politician's challenger. We tag the content as healthy, neutral or toxic based on our proprietary methodology. This way respect and integrity get rewarded while incivility and contempt get disincentivized.


And discourage politicians who tear us apart.
Fund a politician's political competitor, instead.
Do Better
Feed
Toxic Statement
ChangeRoots

Investor Q&A

– COLLAPSE ALL

What does your company do?

We post a daily feed of political actions in the form of politician quotes on our mobile app. ChangeRoots explains what politicians are saying without taking sides. We write four sentences of context around every politician quote that we post to our daily feed. ChangeRoots users interact with this feed to train politicians. Users can reward statements by micro-donating to a politician's campaign. They can also discourage certain behavior by micro-donating to their opponent's campaign.

Where will your company be in 5 years?

In five years, our goal is to make civic engagement as easy as checking your Instagram feed. Using proprietary algorithms and deep political expertise, we will mobilize crowd donations to maximize wellbeing. We'll make learning about issues, researching politicians, and achieving maximum impact a seamless experience on your phone. We estimate (though with no guarantees) ChangeRoots will have 10 million active users donating through the app each month, resulting in over $100 million+ in ARR.

Why did you choose this idea?

Our mission is to create an engaged donor base motivated to end toxic partisanship and elect public leaders who represent the needs of their community and pass resilient solutions to our most dire challenges. We believe by mobilizing microdonations and removing bias from the political conversation, we can accelerate this reality.